May 3, 2023	Registration Statement Nos. 333-270004 and 333-270004-01; Rule 424(b)(8)

JPMorgan Chase Financial Company LLC
Structured Investments

Notes Linked to the J.P. Morgan Large-Cap Dynamic BlendSM 5 Index due March 2, 2028

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

The section entitled “Comparable Yield and Projected Payment Schedule” in the pricing supplement dated February 27, 2023 (filed under Registration Statement Nos. 333-236659 and 333-236659-01), related to the notes referred to above (the “pricing supplement”), is amended, restated and superseded in its entirety by the following:

Comparable Yield and Projected Payment Schedule

We have determined that the “comparable yield” is an annual rate of 5.69%, compounded annually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 principal amount note consists of the following payments:

Payment Dates	Projected Payment Amounts
March 1, 2024	$23.50
March 4, 2025	$23.50
March 4, 2026	$23.50
March 4, 2027	$23.50
March 2, 2028	$1,210.64

In addition, assuming a yearly accrual period, the following table states the amount of OID that will accrue with respect to the notes during each calendar period, based upon our determination of the comparable yield and the projected payment schedule. The table does not account for adjustments to reflect the difference between the actual and projected amount of any payment you receive during each year.

Calendar Period	Accrued OID During Calendar Period (Per $1,000 Principal Amount Note)	Total Accrued OID from Original Issue Date (Per $1,000 Principal Amount Note) as of End of Calendar Period
March 2, 2023 through December 31, 2023	$47.10	$47.10
January 1, 2024 through December 31, 2024	$58.47	$105.57
January 1, 2025 through December 31, 2025	$60.47	$166.04
January 1, 2026 through December 31, 2026	$62.57	$228.61
January 1, 2027 through December 31, 2027	$64.80	$293.41
January 1, 2028 through March 2, 2028	$11.23	$304.64

The comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed with respect to the notes in each year and are neither a prediction nor a guarantee of what the actual yield will be. The amount you actually receive at maturity or earlier sale or exchange of your notes will affect your income for that year, as described above under “Treatment as Contingent Payment Debt Instruments.”

CUSIP: 48133TW68

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the related prospectus supplement, “Risk Factors” beginning on page PS-10 of the related product supplement, “Risk Factors” beginning on page US-3 of the related underlying supplement and “Selected Risk Considerations” beginning on page PS-6 of the pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this amendment, the pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank

You should read this amendment together with the pricing supplement, which can be accessed via the hyperlink below, and the related product supplement, underlying supplement, prospectus supplement and prospectus. Please also see “Additional Terms Specific to the Notes” in the pricing supplement.

Pricing supplement dated February 27, 2023:

http://www.sec.gov/Archives/edgar/data/1665650/000121390023016229/ea150645_424b2.htm

Amendment no. 1 to pricing supplement dated February 27, 2023